As filed with the Securities and Exchange Commission on September 5, 2014

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(4)
of the Securities Exchange Act of 1934

Morgan Creek Global Equity Long/Short Institutional Fund
(Name of Subject Company (Issuer))

Morgan Creek Global Equity Long/Short Institutional Fund

(Name of Filing Persons (Offeror and Issuer))

Shares of Beneficial Interest
(Title of Class of Securities)

61732N 106
(CUSIP Number of Class of Securities)

Mark Vannoy
Morgan Creek Global Equity Long/Short Institutional Fund
301 West Barbee Chapel Road
Chapel Hill, North Carolina 27517
(919) 933-4004

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
Bibb L. Strench, Esquire
Seward & Kissel LLP
901 K Street N.W., Suite 800
Washington, D.C. 20001

Calculation of Filing Fee

Transaction Value: $1,355,059.06 (a)	Amount of Filing Fee: $174.53 (b)
(a) Calculated as the aggregate maximum value of Shares being purchased.	(b) Pursuant to Fee Rate Advisory #1 for Fiscal Year 2014, the filing fee is calculated as the Transaction Valuation multiplied by 0.000128800.

[ ]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:
[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates
[ ]	Third-party tender offer subject to Rule 14d-1.
[X]	Issuer tender offer subject to Rule 13e-4
[ ]	Going-private transaction subject to Rule 13e-3
[ ]	Amendment to Schedule 13D under Rule 13d-2

[ ]	Check the following box if the filing is a final amendment reporting the results of the tender offer.

Introductory Statement

This Tender Offer Statement on Schedule TO relates to an offer by Morgan Creek Global Equity Long/Short Institutional Fund (the “Fund”), to purchase shares of beneficial interest in the Fund (“Shares”) or portions thereof in an amount up to 10% of the Fund’s net asset value, upon the terms and subject to the conditions contained in the Offer to Purchase dated September 5, 2014 and the related Letter of Transmittal (attached as Exhibit B and Exhibit C, respectively, which, together with any amendments or supplements thereto, collectively constitute the "Offer").

Prior to July 1, 2014, the Fund was structured as a “feeder” fund and invested all its assets in Global Equity Long/Short Master Fund (“Master Fund”). Effective July 1, 2014, the Fund despoked from the Master Fund, and continues operations as a stand-alone fund and will continue to tender its own shares as authorized by the Fund’s Board of Trustees.

Item 1.  Summary Term Sheet.

The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1, 4(a), 6 and 7 of this Schedule TO.

Item 2.  Issuer Information.

(a)          The name of the issuer is Morgan Creek Global Equity Long/Short Institutional Fund.  The Fund is registered under the Investment Company Act of 1940, as amended (“1940 Act”), as a closed-end, non-diversified, management investment company. The Fund is a closed-end, non-diversified, management investment company organized as a Delaware statutory trust. The principal executive office of the Fund is located at 301 West Barbee Chapel Road, Chapel Hill, North Carolina 27517, and the telephone number is (919) 933-4004.

(b)          The title of the securities that are the subject of the Offer is “Shares” or portions thereof in the Fund.  As of the close of business on June 30, 2014, the net asset value of the Fund was approximately $13,550,590.63 and the net asset value of each Share of the Fund was $1,159.191790. Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to 10% of the net assets of the Fund that are tendered and not withdrawn by investors who subscribed for Shares and were admitted to the Fund (“Shareholders”) as described in the Offer.

(c)          There is no established trading market for the Shares, and any transfer thereof is strictly limited by the terms of the Agreement and Declaration of Trust of the Fund dated as of August 23, 2010, and By-Laws of the Fund as of August 23, 2010 (the “Governing Documents”).

Item 3.  Identity and Background of Filing Person.

(a)          The name of the filing person is Morgan Creek Global Equity Long/Short Institutional Fund.   The adviser of the Fund is Morgan Creek Capital Management, LLC (the “Adviser”).  The principal executive office of the Adviser is located at 301 West Barbee Chapel Road, Chapel Hill, North Carolina 27517 and the telephone number is (919) 933-4004.  The Fund’s Manager is Mark W. Yusko.  His address is c/o Morgan Creek Capital Management, LLC, 301 West Barbee Chapel Road, Chapel Hill, North Carolina 27517. The members of the Board of Trustees of the Fund (“Board of Trustees”) are Mark W. Yusko, Michael Hennessy, William C. Blackman, Michael S. McDonald and Sean S. Moghavem. The address of each member of the Board of Trustees is c/o Morgan Creek Capital Management, LLC, 301 West Barbee Chapel Road, Chapel Hill, NC 27517.

(b)-(d)    Not Applicable.

Item 4.  Terms of the Transaction.

(a)(1)

(i)           Subject to the conditions set out in the Offer, the Fund is seeking tenders for Shares having an aggregate net asset value on December 31, 2014 not to exceed $1,355,059.06.

(ii)          For each Share tendered, the security holder will receive a cash amount equal to the net asset value per Share (the “NAV”) calculated on December 31, 2014, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 5, 2014 (the “Offer to Purchase”), with the balance determined as set forth in the Offer to Purchase Shares of Beneficial Interest. A copy of the Offer to Purchase and the related Letter of Transmittal is attached hereto as Exhibit B and Exhibit C, respectively. Reference is hereby made to the Cover Page, Section 2 “Offer to Purchase and Price” and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(iii)         The Offer is scheduled to expire on 12:00 midnight, Easter Time, on September 25, 2014, unless extended. Reference is hereby made to the Cover Page, Summary Term Sheet, Section 2 “Offer to Purchase and Price” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(iv)         Not applicable.

(v)          Reference is hereby made to Cover Page, Summary Term Sheet and Section 7 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi)         Reference is hereby made to Section 5 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii)        Reference is hereby made to the Cover Page, Section 4 “Procedure for Tenders” and Section 5 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference.

(viii)       Reference is hereby made to Section 4 “Procedure for Tenders” of the Offer to Purchase, which is incorporated herein by reference.

(ix)         Reference is hereby made to the Cover Page and Section 6 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(x)          Reference is hereby made to Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(xi)         Reference is hereby made to Section 4 “Procedure for Tenders” and Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which are incorporated herein by reference.

(xii)        Reference is hereby made to Section 9 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)     Not applicable.

(b)          The Fund does not expect affiliates of the Fund to tender to the Fund. The Offer is available equally to the Shareholders on the same terms.

(c)-(f)     Not applicable.

Item 5.  Past Contracts, Transactions, Negotiations and Agreements.

The Fund’s Prospectus dated July 1, 2014 (the “Prospectus”), and the Governing Documents, which were provided to each Shareholder in advance of subscribing for Shares, provide that the Board of Trustees of the Fund has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders.  The Prospectus also states that the Adviser expects that it will recommend to the Board of Trustees that the Fund purchase Shares from Shareholders four times each year, in March, June, September and December.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this Offer (whether or not legally enforceable) between: (i) the Fund and the Adviser or any person controlling the Fund or controlling the Adviser or any member of the Board of Trustees; and (ii) any person, with respect to Shares.

Effective July 1, 2014, pursuant to an Agreement and Plan of Despoking (the “Plan”), the Master Fund transferred all of its Assets to the Fund in exchange for new shares of the Fund (“Fund Shares”) and all existing shares of the Master Fund owned by the Fund and the assumption by the Fund of all the Liabilities of the Master Fund existing on or after the Effective Time of the Despoking Transaction.

Item 6. Purposes of the Transaction and Plans and Proposals.

(a)          Reference is hereby made in Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(b)          Reference is hereby made to Section 1 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c)          Reference is hereby made to Section 8 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. None of the Fund, the Adviser, the Board of Trustees or any person controlling the Fund or the Adviser has any plans, proposals or negotiations that relate to or would result in (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) a purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund; (4) any change in the present Board of Trustees or management of the Fund, including but not limited to, any plans or proposal to change the number or the term of Trustees or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended; (6) a purchase, sale or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the purchase amount for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund; or (7) any changes in the Fund’s Governing Documents or other actions that could impede the acquisition of control of the Fund. Because Shares are not traded in any market, paragraphs (6), (7), and (8) of Regulation M-A § 229.1006(c) are not applicable to the Fund.

Item 7.      Source and Amount of Funds or Other Considerations.

(a)          The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will not exceed approximately 10.00% of the net assets of the Fund (unless the Fund elects to purchase a greater amount as described herein), will be derived from:  (a) cash on hand; (b) the proceeds of the sale or delivery of securities and portfolio assets held by the Fund; and/or (c) possibly borrowings, as described below.

(b)          There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c) Not applicable.

(d)          None of the Fund, the Adviser or the Board of Trustees has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer.  However, depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to borrow money to finance any portion of the purchase price.

Item 8.  Interest in Securities of Issuer.

(a)          Based on June 30, 2014 values, the Adviser, owned approximately $140,542 of Shares, representing approximately 1.04% of the outstanding Shares.

(b)          Other than acceptance of subscriptions for Shares as of July 1, 2014, August 1, 2014 and September 1, 2014, there have been no transactions involving Shares during the past 60 business days by the Fund, the Adviser or any person controlling the Fund or the Adviser.

Item 9.  Persons/Assets, Retained, Employees, Compensated or Used.

(a)          No persons have been employed or retained or are to be compensated by the Fund to make any solicitations or recommendations in connection with the Offer.

(b)          Not applicable.

Item 10.  Financial Statements.

(1)          The Fund’s Annual Audited financial statements were delivered to shareholders beginning May 30, 2014 and filed with the SEC on Form N-CSR on June 4, 2014.

(2)          The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended.  The Fund does not have earnings per share information.

(3)          Not applicable.

(4)          The Fund's Semi-Annual financial statements were delivered to shareholders beginning November 26, 2013 and filed with the SEC on Form N-CSRS on December 2, 2013.

(b)          The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund.  Thus, income relative to assets may be affected by the Offer.

Item 11.  Additional Information.

(a)	(1)	None.

(2)	None.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)	The Offer to Purchase attached hereto as Exhibit B.

Item 12.  Exhibits.

A.	Cover Letter to the Offer to Purchase.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Form of Letter from the Fund to Shareholder in connection with the Fund's Acceptance of Tender of Shares.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MORGAN CREEK GLOBAL EQUITY LONG/SHORT INSTITUTIONAL FUND

/s/ Mark B. Vannoy
Name: Mark B. Vannoy
Title:  Treasurer

Dated: September 5, 2014

EXHIBIT INDEX

A.	Cover Letter to the Offer to Purchase.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Form of Letter from the Fund to Shareholder in connection with the Fund's Acceptance of Tender of Shares.